Mail Stop 6010
Via Facsimile and U.S. Mail

June 15, 2007

Mr. Edward F. Feighan
Chairman, President and Chief Executive Officer
ProCentury Corporation
465 Cleveland Ave.
Westerville, Ohio 43082

> **Re: ProCentury Corporation**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 0-50641**

Dear Mr. Feighan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loss and Loss Expense Reserves, page 35

1. In calculating ultimate losses, you use actuarial methodologies including judgments relative to estimates of future claims severity and frequency, length of time to develop to ultimate resolution judicial theories of liability and other third party factors. We believe that investors would benefit from a more specific description of the methods and assumptions used to estimate your loss and loss adjustment expense reserves. Please provide an expanded discussion in disclosure-type format that includes the following information:

- Describe the "actuarial methodologies" (e.g. Bornhuetter-Ferguson) used to estimate ultimate losses, distinguishing between methods used for recent and more mature accident years. Include a discussion of how alternative models were used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered.
- Explain how you determined the notional "formula reserve" and any changes made in the periods presented. Quantify the corresponding amount at each balance sheet date and the impact resulting from differences between the previously recorded "formula reserve" and the final recorded claim reserve.
- Provide expanded discussion and quantification of the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.
- Separately quantify case and IBNR reserves for each period presented.
- You produce a range of loss and loss expense reserve estimates from which your actuaries form a best estimate using key assumptions and considering factors that you expect will determine ultimate claim costs. Discuss and quantify the factors that determined the boundaries for your actuarial range and selection of a "best estimate" for each period presented.
- Describe judgmental techniques utilized when statistical data is insufficient or unavailable and quantify the portion of your loss reserve estimate subject to such judgmental techniques. In particular, discuss and quantify those adjustments that are necessary when the "historical effect of these unmeasured factors" is not "representative of future effects of these factors."
- Distinguish between your procedures for determining reserve adequacy on an annual and interim reporting basis.

2. Your process for estimating loss reserves requires you to establish various assumptions based on historical trends in reserving patterns and loss payments, trends in claim frequency and severity and industry experience. Please describe and quantify in disclosure-type format those key assumptions that materially affect your estimate of loss reserves as of December 31, 2006. Identify and discuss key assumptions that are premised on future emergence but are inconsistent with historical loss reserve development patterns. Explain why these assumptions are appropriate given the inconsistency identified.

3. You do not appear to have adequately explained the factors causing changes in prior year reserve estimates, particularly the impact of changes in methodologies and specific assumptions. These changes are material on a line of business basis. For example, in 2006 you released $9.3 million of property reserves, while strengthening casualty reserves by $6.1 million. Please provide the following

information in disclosure-type format for each line of business and period presented.

- Identify changes in methods and/or key assumptions that you made in re-estimating the loss reserves since the previous reporting date.
- Identify the nature and timing of the change in estimate to identify and describe in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
- Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
- Clarify why estimated costs associated with possible reinsurance collection issues results in reserve strengthening and not an increase in the valuation allowance for reinsurance recoverables.
- Your Guide 6 Table shows reserve deficiencies peaking in 2000 and then disappearing by 2005. Explain specifically the factors that caused this development experience.

4. You include adjustments to the "probable ultimate liability" in operating results for the periods in which the adjustments are made. We believe that investors would benefit from an expanded explanation and quantification of known loss development trends and the "reasonably likely" variability inherent in your most recent estimate of losses and loss expenses. Please provide this information in disclosure-type format, including a tabular quantification of the impact that "reasonably likely" changes in your key assumptions may have on future operating results, financial position and liquidity. Explain why management believes the scenarios identified are "reasonably likely," particularly if the "reasonably likely" variation differs materially from actual variations experienced in recent years.

5. Your reinsurance ceded activities appear to have a material impact on your results of operations. Please provide an expanded discussion in disclosure-type format of your accounting for reinsurance ceded transactions, particularly how you recognize ceding commission income and cost of reinsurance.

6. Please provide expanded discussion and quantification in disclosure-type format of the changes you have made to your past reinsurance strategies in developing your current reinsurance strategy and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on future financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Results of Operations

Loss and Loss Expenses, page 42

7. At December 31 of each year, you engage an "independent external actuary" to test reserve adequacy. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm be named in a '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the "independent external actuary" must be provided in the '33 Act registration statement. Please advise.

8. In disclosure-type format, describe for us how you use the independent actuarial analysis in establishing your recorded reserves and quantify for us the difference between this analysis and your year end loss reserves.

Liquidity and Capital Resources, page 48

9. Your table of contractual obligations and commercial commitments on page 49 presents your loss and loss expense payments, net of the effects of reinsurance. We believe the amounts should be presented on a gross basis. Please provide us in disclosure-type format a revised table shows loss and loss expense payments on a gross basis.

Financial Statements

Report of Independent Registered Public Accounting Firm

10. The reports of KPMG LLP are missing the city and State of the office that issued these reports. As required by Rule 2-02(a) of Regulation S-X please provide us a copy of KPMG's signed report that indicates the city and State where issued.

Controls and Procedures

Disclosure Controls and Procedures, page 103

11. Your disclosure that "the CEO and CFO have concluded that our Disclosure Controls provide reasonable assurance that the information required to be disclosed by us in our periodic reports is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms" does not appear to provide a conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. Please provide in disclosure-type format the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant